Ex-99.h.3.E

Sixth Amended and Restated
Schedule C
Administration and Fund Accounting Agreement
by and between
Scout Funds
and
UMB Fund Services, Inc.

Fees

Annual Asset Based Fees

Average Net Assets	Basis Points
Up to $250 million	10.0* basis points
Next $250 million	7.5* basis points
Next $250 million	5.0* basis points
Over $750 million	3.0* basis points

*For more complex funds (e.g., international, mortgage-backed, etc.), add 2 basis points.  Master-feeder funds and funds that are hedged (i.e., more than 10%) require customized pricing.

Annual Asset Based Fees for Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout Unconstrained Bond Fund and Scout Low Duration Bond Fund

Average Net Assets	Basis Points
Up to $1,250 million	5.0 basis points
$1,250 million and over	3.0 basis points

Minimum Monthly Fee:  The asset based fees are subject to be a minimum monthly fee in the amount of $6,250 for each fund.  The minimum annual fee is subject to an annual escalation equal to the increase in the Consumer Price Index - Urban Wage Earners (CPI), which escalation shall be effective commencing one year from the date of this Agreement (the “Anniversary Date”) and on the corresponding Anniversary Date each year thereafter.  No amendment of this Schedule C shall be required with each escalation.  CPI shall be determined by reference to the Consumer Price Index News Release issued by the Bureau of Labor Statistics, U.S. Department of Labor.  Additional fees shall apply when adding any additional Funds and/or classes, including compensation for the Administrator’s services in connection with the organization of the new Fund(s) or classes.  The Administrator shall provide such services and be entitled to such compensation as the parties may mutually agree in writing.

Multi-Class Fee:  In addition to the asset based fee, there shall be a monthly multi-class fee in the amount of $1,500 per class.

Out-of-Pocket and Other Related Expenses

The Trust shall also pay/reimburse the Administrator’s out-of-pocket and other related expenses. Out-of-pocket expenses include, but are not limited to, travel, lodging and meals in connection with travel in connection with Board meetings and otherwise on behalf of the Funds, programming and related expenses (previously incurred or to be incurred by Administrator) in connection with providing electronic transmission of data between the Administrator and the Funds’ other service providers, brokers, dealers and depositories, EDGAR related fees, long distance telephone charges, and photocopying, faxes, postage and overnight delivery expenses.

Pricing of Securities, Research and Interface Fees

The Trust shall pay the Administrator for pricing of securities, research services, and other service interface fees such as Bloomberg, CCH, Nasdaq, etc. in accordance with the attached pricing schedule.  The pricing schedule shall be amended as new asset classes or services are added.  The Administrator reserves the right to adjust the pricing schedule from time to time to reflect changes in the underlying costs of providing the pricing or services upon thirty (30) days’ notice.  The cost of fair value pricing services is not included.

Tax Return Preparation, Etc.

Prepare Federal income and excise tax returns for each Fund; prepare annual and semi-annual tax provisions with financial statement tax disclosure; calculate year end distribution requirements.	$4,000/year per Fund

Prepare Federal income and excise tax returns for each Fund; prepare annual and semi-annual tax provisions with financial statement tax disclosure; calculate year end distribution requirements.

Regulatory Report Production (project management for annual report, semi-annual report and annual prospectus update)

Provide art direction; secure and analyze print bids, as requested; financial reports and prospectus(es); oversee production and printing, assuming one annual and semi-annual report and one prospectus update per year.
$45,000/year proofread

Special Projects and Services	$150/hour

The undersigned, intending to be legally bound, hereby execute this Sixth Amended and Restated Schedule C to the Administration and Fund Accounting Agreement dated April 1, 2005 and executed by and between Scout Funds and UMB Fund Services, Inc., to be effective as of the 1st day of October, 2013.

UMB FUND SERVICES, INC.	SCOUT FUNDS

By: /s/ John P. Zader	By: /s/ Andrew J. Iseman

Name and Title: John P. Zader, CEO	Name and Title: Andrew J. Iseman, President